

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 2, 2009

Mr. Andrew N. Peterson
Vice President and CFO
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, IL 60611-4213

   RE: **Form 10-K for the fiscal year ended July 31, 2008**
     Form 10-Qs for the periods ended October 31, 2008 and January 31, 2009
     Schedule 14A filed October 31, 2008
     File No. 1-12622

Dear Mr. Peterson:

  We have reviewed your response letter dated March 27, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JULY 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 37

Item 3 – Operating Segments, page 48

2. We have reviewed your response to prior comment 15 and have the following additional comments:
    - Your proposed disclosure states "the corporate expenses line includes primarily certain unallocated expenses including administrative costs, research and development costs and other non-operating expenses." Please enhance your disclosure to provide examples of the types of items included in other non-operating expenses.
    - We previously requested that you discuss in your segment MD&A the business reasons for the changes between periods in the corporate expenses line item. We note your response that changes in items included within corporate expenses are presented within your selling, general and administrative expenses discussion in your MD&A. Since items included in the corporate expenses line item represent only a portion of your selling, general and administrative expenses, we believe it is important to separately discuss in your segment MD&A the business reasons for the changes between periods in the corporate expenses line item. Please revise accordingly.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief